FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of OCTOBER 2004
                                  ------------

                        Commission File Number: 001-13750
                                    ---------


                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                              No.9, Longtan Street
                                Longtan District
                           Jilin City, Jilin Province
                           People's Republic of China
                    (Address of principal executive offices)



       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         X         Form 40-F
                            ----------------            ---------------


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________


       Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.



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                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                                    Form 6-K

                                TABLE OF CONTENTS


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Signature                                                            Page 3

Press Release regarding Third Quarterly Report for 2004              Exhibit

Announcement regarding Third Quarterly Report for 2004               Exhibit

Announcement regarding the impact of certain                         Exhibit
     preferential tax policies applicable to Jilin
     Chemical Industrial Company Limited
















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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


                                      By:  /S/ SHI JIANXUN
                                          -----------------------------------
                                           Name:  Shi Jianxun
                                           Title: General Manager


Date:  October 28, 2004



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